Synutra International, Inc.

2275 Research Blvd., Suite 500

Rockville, Maryland 20850

June 12, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Synutra International, Inc. has made disclosure pursuant to such provision in its Annual Report on Form 10-K for the year ended March 31, 2015, which was filed with the U.S. Securities and Exchange Commission on June 12, 2015. This disclosure can be found under Part II., Item 9B. — Other Information.

Very Truly Yours,

Synutra International, Inc.

By:	/s/ Ning Cai
	Name:	Ning Cai
	Title:	Chief Financial Officer